CUSIP No. 876851106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Jennifer W. Steans

Financial Investments Corporation

50 East Washington Street, Suite 400

Chicago, Illinois 60602

(312) 494-4513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS Harrison I. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 957,388
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER 957,388
	10	SHARED DISPOSITIVE POWER 500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,457,388*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IN

*	Includes shares of Common Stock underlying preferred stock and warrants acquired on September 30, 2008 upon consummation of transactions contemplated by that certain Securities Purchase Agreement dated September 4, 2008 as described in the original Schedule 13D filed with the Securities and Exchange Commission on October 2, 2008.

1	NAMES OF REPORTING PERSONS Jennifer W. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,888
	8	SHARED VOTING POWER 684,300
	9	SOLE DISPOSITIVE POWER 124,888
	10	SHARED DISPOSITIVE POWER 684,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,188*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

*	Includes shares of Common Stock underlying preferred stock and warrants acquired on September 30, 2008 upon consummation of transactions contemplated by that certain Securities Purchase Agreement dated September 4, 2008 as described in the original Schedule 13D filed with the Securities and Exchange Commission on October 2, 2008.

CUSIP No. 08160H101

This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on October 2, 2008 (the “Original Schedule 13D”) related to the Common Stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 9550 West Higgins Road Rosemont, Illinois 60018. Each item below amends and supplements the information disclosed under the corresponding item of the Original Schedule 13D. Except as indicated herein, the information set forth in the Original Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 to the Original Schedule 13D is hereby amended by the following:

Information regarding the amount of funds used by each Reporting Person to purchase the additional shares of Common Stock reported as beneficially owned in Item 5 since the Original Schedule 13D by such Reporting Person is provided in the table set forth in Item 5(c) of this Schedule 13D, which table and accompanying note are incorporated by reference into this Item 3. The sources of funds used to acquire the shares of Common Stock beneficially owned by Harrison I. Steans were borrowings pursuant to a line of credit from Bank of America with customary terms and conditions, and the sources of funds used to acquire the shares of Common Stock beneficially owned by Jennifer W. Steans were funds of the entities identified in note (1) to the table in Item 5(c) below and borrowings pursuant to lines of credit from Bank of America with customary terms and conditions.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 to the Original Schedule 13D is hereby amended and supplemented by adding the following:

On December 2, 2009, the Reporting Persons purchased additional shares of Common Stock, as set forth in Item 5, for investment purposes. The shares of Issuer stock beneficially owned by each of the Reporting Persons are held for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Original Schedule 13D is hereby amended by the following:

(a) - (b) The following table sets forth for each of the Reporting Persons (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on December 9, 2009, and (ii) the percentage of the outstanding Common Stock that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security (including the Series A preferred stock). Except as otherwise indicated, the Reporting Persons believe that the beneficial owners of Common Stock listed below have sole investment and voting power with respect to the shares described below. The applicable percentage ownership for each person listed below is based upon 11,078,011 shares of Common Stock outstanding as of November 6, 2009 as reported by the Issuer in its quarterly

CUSIP No. 876851106

report on Form 10-Q filed with the SEC on November 12, 2009. Shares of Common Stock subject to options, warrants or other rights that are exercisable or convertible within 60 days after the applicable date are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

	Common Shares Beneficially Owned
Reporting Person	Preferred Stock Conversion Shares		Warrants		Common Stock		Total	Percent
Harrison I. Steans	675,000	(1)	500,000	(1)(2)	282,388		1,457,388	11.9%
Jennifer W. Steans	189,300	(3)	500,000	(2)	119,888	(4)	809,188	6.9%

(1)	As trustee of the Harrison I. Steans Self-Declaration of Revocable Trust.
(2)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant at an exercise price of $20 per share over which such person may be deemed to share investment and/or voting power. The FIC Warrant was issued pursuant to the management services agreement described in Item 4 in the Original Schedule 13D in exchange for services provided pursuant thereto. The Reporting Persons have shared investment and voting power with respect to these shares.
(3)	Includes (i) 5,000 shares of Common Stock issuable upon conversion of 2,000 shares of Series A preferred stock beneficially owned by Ms. Steans as a trustee of the Jennifer W. Steans 1999 Descendants Trust, (ii) 75,000 shares of Common Stock issuable upon conversion of 30,000 shares of Series A preferred stock beneficially owned by Ms. Steans as a trustee of the Jennifer W. Steans 2000 Trust, (iii) 25,000 shares of Common Stock issuable upon conversion of 10,000 shares of Series A preferred stock beneficially owned by James Kastenholz (the spouse of Ms. Steans) as trustee of the James P. Kastenholz 2000 Trust, and (iv) 84,300 shares of Common Stock issuable upon conversion of 33,720 shares of Series A preferred stock beneficially owned by PCB Limited Partnership of which Ms. Steans is one of three general partners and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (iii) and (iv) hereof.
(4)	Includes (i) 4,888 restricted shares of Common Stock beneficially owned by Ms. Steans individually, (ii) 40,000 shares of Common Stock beneficially owned by Ms. Steans as a trustee of the Jennifer W. Steans 2000 Trust, and (iii) 75,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clause (iii) hereof.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. If, however, the Reporting Persons were considered to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, each Reporting Person would be considered to be the beneficial owner of an aggregate of 1,774,076 shares of Common Stock, or approximately 14.3% of the Common Stock outstanding as of November 6, 2009.

Certain adults who are related to, but do not live with, the Reporting Persons and affiliated entities of such persons, as well as certain employees of FIC and affiliated entities of such persons beneficially own 683,000 shares of Series A preferred stock (convertible into an

CUSIP No. 876851106

aggregate of 1,707,500 shares of Common Stock) in connection with their respective investments pursuant to the Securities Purchase Agreement and were granted warrants to acquire an aggregate of 90,000 shares of Common Stock in connection with their respective investments in the subdebt and warrant transaction. Neither of the Reporting Persons has or shares voting or investment control over any of such persons or any of such entities or has any agreements with any of such persons or any of such entities with respect thereto, and each of the Reporting Persons disclaims beneficial ownership of such shares.

(c) On December 2, 2009, the Reporting Persons engaged in the following privately-negotiated acquisitions of Common Stock:

Reporting Person	Shares of Common Stock Acquired		Per Share Price	Aggregate Price
Harrison I. Steans	277,500		$6.52	$1,809,300
Jennifer W. Steans	115,000	(1)	6.52	749,800

(1)	Includes (i) 40,000 shares of Common Stock purchased by the Jennifer W. Steans 2000 Trust, and (ii) 75,000 shares of Common Stock purchased by Trilogy Investment Group, LLC.

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

CUSIP No. 876851106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: December 10, 2009

By:	/S/ HARRISON I. STEANS
Name:	Harrison I. Steans

By:	/S/ JENNIFER W. STEANS
Name:	Jennifer W. Steans

CUSIP No. 876851106

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of December 10, 2009 (filed herewith).

CUSIP No. 08160H101

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $.01 per share, of Taylor Capital Group, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date: December 10, 2009

By:	/s/ Harrison I. Steans
Name:	Harrison I. Steans

By:	/s/ Jennifer W. Steans
Name:	Jennifer W. Steans